Filed by Vivendi Universal
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                               November 17, 2000




                                                               November 15, 2000



                                VIVENDI REVENUES
                              TO SEPTEMBER 30, 2000



--------------------------------------------------------------------------------
|                                                                              |
|                                                                              |
|                                   - VIVENDI                                  |
|                                     -------                                  |
|                              29.1 BILLION EUROS                              |
|                 INCREASE OF 41% IN ENVIRONMENTAL SERVICES AND                |
|               COMMUNICATIONS, INCLUDING 14% OF INTERNAL GROWTH               |
|                                                                              |
|                                                                              |
|                               - COMMUNICATIONS                               |
|                               9.4 billion euros                              |
|           Strong increase of 70%, including 19% of internal growth           |
|                                                                              |
|                                                                              |
|                           - ENVIRONMENTAL SERVICES                           |
|                              18.8 billion euros                              |
|            Increase of 31%, including over 11% of internal growth            |
|                                                                              |
|                                                                              |
--------------------------------------------------------------------------------



Vivendi's revenues in the first nine months of 2000 totaled 29.1 billion euros, with environmental services and communications accounting for 28.2 billion euros, a 41.5% increase over the 19.9 billion euros as at September 30, 1999. Internal growth was close to 14% (19% in communications and 11% in environmental services).

These 9 months show Vivendi's withdrawal from the Construction & Property Division (disposal of Vinci, with revenues of 6.2 billion euros, and Nexity, with revenues of 1.3 billion euros, as at September 30, 1999). In addition, Sithe's contribution of 709m euros was only in the first six months of 2000, compared with the full nine months of 1999, reflecting the group's withdrawal from the independent power production sector. These effects were partially offset by the consolidation of Canal+ and USFilter (nine months compared with five in 1999).

COMMUNICATIONS
--------------

Vivendi Communications had revenues of 9.4 billion euros. The 69.5% increase is a result of the consolidation of Canal+ for the nine-month period (compared with none to September 30, 1999), with an impact of 2.8 billion euros. On a like-to-like basis and at constant exchange rates, growth was approximately 19%. Since only a small percentage of the revenues depends on advertising (less than 5%), this factor will not affect the performance and growth of Vivendi Communications.


ACCESS: TELEPHONY AND TELEVISION

Telecommunications generated revenues of 3.9 billion euros, an increase of 34%, with Cegetel contributing 3.8 billion euros, compared with 2.9 billion euros as at September 30, 1999, an increase of 30%. Revenues in mobile telephony were 3.4 billion euros. The number of subscribers rose 56%, to 9.2 million, for the first nine months of 2000, compared with 5.9 million in the same period of the previous year. This represents a significant advance toward the target of 10 million subscribers by the end of the year. The market share of "le 7" continued to be excellent.

The audiovisual activities came to 3 billion euros, of which 2.8 billion euros were generated by Canal+, increasing 20.5% over pro forma 1999 revenues (but not consolidated in Vivendi's books as at September 30, 1999). Canal+ had 14.2 million subscriptions. The number of digital subscribers increased 39% in one year, to 4.8 million. Pay TV outside of France generated 705m euros, an increase of 32% from the first nine months of 1999.


CONTENT: PUBLISHING, LOCAL MEDIA AND MULTIMEDIA

Revenues for Havas were 2.4 billion euros, amounting to growth of 4.5% on a like-to-like basis and at constant exchange rates. Growth in its multimedia activities increased 21% on a like-to-like basis and at constant exchange rates, partially because of the success of DiabloII, which was launched at the end of June. Revenues generated outside of France accounted for 44% of business and reached 1.1 billion euros. Half of the business was generated in the United States.


ENVIRONMENTAL SERVICES
----------------------

The revenues of Vivendi Environnement in the nine-month period increased nearly 31% to 18.8 billion euros, compared with 14.4 billion euros for the same period of 1999. Internal growth was over 11% on a like-to-like basis and at constant exchange rates, reaching 2.1 billion euros, primarily from the consolidation of USFilter over the nine months (compared with five in 1999).

Revenues outside of France represented 11 billion euros, or close to 59% of the total, an increase of 50%.


These results are in keeping with our forecasts for the year in both the environmental services and communications businesses.




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


IMPORTANT DISCLAIMER

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS OR BELIEFS AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THESE MATERIALS ADDRESS THE BUSINESSES OF VIVENDI AND THE COMBINATION OF VIVENDI, CANAL+ AND SEAGRAM. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS: THE RISK THAT THE VIVENDI, CANAL+ AND SEAGRAM BUSINESS WILL NOT BE INTEGRATED SUCCESSFULLY; COSTS RELATED TO THE COMBINATION; FAILURE OF THE VIVENDI, CANAL+ OR SEAGRAM SHAREHOLDERS TO APPROVE THE COMBINATION; INABILITY TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; INCREASED COMPETITION AND ITS EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES; INABILITY TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, TECHNOLOGY, AND CONTENT PROVIDERS. NONE OF THE VIVENDI, CANAL+ OR SEAGRAM UNDERTAKES ANY OBLIGATION TO PROVIDE UPDATES OR TO REVISE ANY FORWARD-LOOKING STATEMENTS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BY VIVENDI, CANAL+ AND SEAGRAM.

INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY VIVENDI, CANAL+ AND SEAGRAM WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM VIVENDI, CANAL+ AND SEAGRAM. INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN THE JOINT PRESS RELEASE RELATING TO THE TRANSACTION FILED WITH THE COMMISSION BY EACH OF VIVENDI AND SEAGRAM, ON JUNE 20, 2000.





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